Exhibit 12.1

Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2014	2013	2012	2011	2010
Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	$255,771	$147,875	$129,713	$38,049	$8,303
Fixed charges	343,693	402,142	521,341	622,615	742,012
Earnings available for fixed charges	599,464	550,017	651,054	660,664	750,315

Fixed charges
Interest expense	342,986	401,437	520,619	621,916	741,312
Interest portion of net rent expense(1)	707	705	722	699	700
Total fixed charges	$343,693	$402,142	$521,341	$622,615	$742,012

Ratio of earnings to fixed charges	1.74	1.37	1.25	1.06	1.01
Notes:
(1) Represents one-third (the proportion deemed representative of the interest portion) of rent expense.